Supplement dated August 20, 2025, to Annual Notice dated May 1, 2025, for Dimensions II, Dimensions III, ProtectiveAccess® Variable
Annuity, ProtectiveAccess® XL Variable Annuity, ProtectiveRewards® Elite Variable Annuity, ProtectiveRewards® II Variable Annuity, Protective
AdvantageSM Variable Annuity, and The Protective
Variable Annuity contracts issued by

Protective Life Insurance Company
Protective Variable Annuity Separate Account

Supplement dated August 20, 2025, to the Annual Notice dated May 1, 2025, for the

Protective Variable Annuity NY B Series, L Series, and C Series (for contracts issued before July 15, 2013),
Protective Variable Annuity NY B Series, L Series, and C Series (for contracts issued on or after July 15,
2013), ProtectiveAccess® XL NY Variable Annuity, ProtectiveRewards® Elite NY Variable Annuity and
ProtectiveRewards II NY Variable Annuity contracts issued by

Protective Life & Annuity Insurance Company

Variable Annuity Account A of Protective Life

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The “Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable” section of the table in the “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT" section of the Annual Notice is amended so as all references to Templeton Asset Management Ltd. are hereby deleted in the following fund:

Templeton Growth VIP Fund – Class 2

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-456-6330. Please keep this Supplement for future reference.